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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           COLLAGEN AESTHETICS, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                           COLLAGEN AESTHETICS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        PREFERRED SHARE PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                   194194106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              GARY S. PETERSMEYER
                      PRESIDENT & CHIEF EXECUTIVE OFFICER
                           COLLAGEN AESTHETICS, INC.
                             1850 EMBARCADERO ROAD
                          PALO ALTO, CALIFORNIA 94303
                                 (650) 856-0200

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                               ELIAS BLAWIE, ESQ.
                           STEVEN J. TONSFELDT, ESQ.
                               VENTURE LAW GROUP
                           A PROFESSIONAL CORPORATION
                              2800 SAND HILL ROAD
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 854-4488

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Collagen Aesthetics, Inc., a Delaware corporation ("Collagen" or the "Company"). The address of the principal executive offices of the Company is 1850 Embarcadero Road, Palo Alto, California 94303. The title of the class of equity securities to which this Statement relates is the Company's Common Stock, par value $.01 per share ("Common Stock" or the "Shares") and the associated preferred share purchase rights (the "Rights") issued pursuant to the Amended and Restated Preferred Share Rights Agreement, dated as of May 6, 1999, between the Company and The Bank of New York as Rights Agent (as the same may be amended, the "Rights Agreement"). Unless the context otherwise requires, all references to Shares will include the associated Rights.

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer by Inamed Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Inamed Corporation, a Delaware corporation ("Inamed" or "Parent"), to purchase all of the Shares held by the Company's stockholders (the "Stockholders") at $16.25 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated August 4, 1999 and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on
Schedule 14D-1 dated August 4, 1999 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by Commission thereunder.

     The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of July 31, 1999, among Parent, the Purchaser and the Company (as the same may be amended from time to time, the "Merger Agreement"). The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each remaining outstanding Share (other than Shares held by stockholders who properly perfect their dissenters' rights under the DGCL (the "Dissenting Shares")) will be converted automatically into the right to receive the Offer Price or such higher amount as is paid in the Offer, without interest.

     On July 31, 1999, the Company entered into the Merger Agreement with Parent and the Purchaser. A summary of the Merger Agreement is set forth in the Offer to Purchase filed as an exhibit to the Schedule 14D-1 (the "Offer to Purchase"), which summary is incorporated herein by reference in its entirety.

     According to Schedule 14D-1, the address of the principal executive offices of each of the Purchaser and Parent is: 5541 Ekwill Street, Suite D, Santa Barbara, California 93111-2919.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning the Purchaser or Parent, or actions or events with respect to either of them, was provided by the Purchaser or Parent, respectively, and the Company takes no responsibility for such information. Information contained in this Statement with respect to the Company and its advisors has been provided by the Company.

     (b) Except as described herein, in Annex A hereto, and in exhibits hereto, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company, its

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

executive officers, directors or affiliates or (2) the Purchaser, Parent, its executive officers, directors or affiliates.

     INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER.

     In considering the recommendations of the Board of Directors of the Company (the "Board"), the Stockholders should be aware that certain members of the Board have interests in the Merger and the Offer which are described in Annex A hereto and which may present them with certain conflicts of interest. Each of the members of the Board were aware of these potential conflicts and considered them along with the other factors described in Item 4(b)(2) below.

     The Merger Agreement provides that upon the closing of the Merger, certain officers will terminate their employment with the Company, be paid severance and other benefits pursuant to their existing management continuity agreements (or, in the case of Gary S. Petersmeyer, his employment agreement), enter into six-month consulting arrangements, and receive an incentive bonus upon the completion of such consulting arrangement. The management continuity agreements or the employment agreement provide that upon termination in connection with a change in control, the individual will continue to receive salary and benefits for 18 months (24 months in the case of Mr. Petersmeyer), and one times his or her target bonus (two times the target bonus in the case of Mr. Petersmeyer). Also, the Merger Agreement provides that upon the closing of the Merger, each stock option to purchase the Company's Common Stock whether vested or unvested will be cancelled in exchange for cash equal to the excess of the $16.25 multiplied by the number of Shares under such option over the aggregate purchase price under such option. The stock options held by the directors and officers of the Company are listed on Annex A hereto.

     THE MERGER AGREEMENT.

     On July 31, 1999, the Company entered into the Merger Agreement with Parent and the Purchaser. A summary of the Merger Agreement is set forth in the Offer to Purchase, which summary is incorporated herein by reference in its entirety.

     CONFIDENTIALITY AGREEMENT.

     Inamed signed a Confidentiality Agreement with the Company effective April 23, 1999. Subject to certain exceptions, Inamed agreed that it would retain as confidential any information received concerning the Company or the status of a proposed transaction with the Company, unless such information no longer qualifies as confidential information or is permitted to be disclosed by the Company. In addition, Inamed agreed for a period of eighteen months from the date of the foregoing agreement that neither it nor any of its affiliates or advisors would, without the prior written approval of the Company's Board of Directors, acquire or offer to acquire shares of the Company, or take certain other actions.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATIONS WITH RESPECT TO THE OFFER.

     RECOMMENDATION OF THE BOARD.

     At a meeting held on July 31, 1999, the Company's Board of Directors, by unanimous vote (a) determined that each of the Offer and the Merger is fair to and in the best interests of the Stockholders, (b) approved the Offer and the Merger, (c) approved and adopted the Merger Agreement, and the transactions contemplated by the Merger Agreement, (d) adopted and approved amendments to the Rights Agreement, (e) took certain actions with respect to the Company's option plans and Employee Stock Purchase Plan, and (f) recommended that the Stockholders accept the Offer and tender their Shares pursuant thereto.

     THEREFORE, THE COLLAGEN AESTHETICS BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

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     A copy of a letter to all stockholders of the Company communicating the recommendations of the members of the Board of Directors is filed as Exhibit 4 hereto and is incorporated herein by reference in its entirety.

     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS; OPINION OF LEHMAN BROTHERS.

        (1) BACKGROUND.

     Over a period of approximately four months prior to March 1999, the Company had various unsolicited contacts with Mentor Corporation ("Mentor") regarding a possible acquisition of the Company by Mentor. The discussions between the Company and Mentor did not result in any agreement regarding such potential acquisition during this period.

     On March 1, 1999, Mentor announced an unsolicited written proposal to acquire all the capital stock of the Company for $14.50 per Share. In response to this proposal, on March 3, 1999, the Company announced that it had received such a proposal, and, following consultation with its financial advisor Lehman Brothers Inc. ("Lehman"), it would undertake an evaluation of the strategic alternatives available to the Company with the objective of maximizing shareholder value, including a possible sale or merger of the Company.

     Over the next six weeks the Company's Board of Directors met several times to review the status of that evaluation and of any related strategic transaction. During that time several parties expressed interest in evaluating a potential combination with the Company.

     At this point, upon execution of a confidentiality agreement, the Company circulated a Confidential Descriptive Memorandum about the Company to certain entities identified by Lehman and the Company as possible bidders. On April 26, 1999, the Company and Parent executed a confidentiality agreement similar to that signed by other prospective bidders, following which Parent received a copy of the Confidential Descriptive Memorandum on the Company.

     On May 19, 1999, based on its review of the Confidential Descriptive Memorandum, Parent submitted a written preliminary, non-binding indication of interest in acquiring all the outstanding Shares of the Company for $15 - $17 per share. Based on this indication of interest and similar to the process followed with several other interested prospective bidders, Parent was invited to participate in presentations by the management of the Company as part of the due diligence process which the Company had established for selected interested acquirors.

     On June 8 and 9, 1999, Parent along with its legal advisors conducted its due diligence meetings with the Company. Similar meetings were held with several other interested prospective bidders. Following these meetings, Parent held numerous telephonic meetings with the Company to discuss the information learned through Parent's due diligence investigation.

     On June 23, 1999, Parent submitted a bid of $15.75 per Share to the Company, which was subsequently raised to $16.25 per Share in negotiations. On June 30, 1999, Parent's legal advisors delivered a copy of the proposed merger agreement supplied by the Company to interested prospective bidders that reflected Parent's initial comments.

     On June 28, 1999, the Company's Board of Directors met to review the status of discussions and due diligence with a variety of parties who had expressed interest in acquiring the Company. In the course of that review, the Board specifically discussed Parent's bid and authorized negotiations with Parent regarding that bid and the Merger Agreement.

     On June 30, 1999, the Company's Board of Directors met and reviewed Parent's bid, and authorized further negotiations with Parent regarding that bid and the Merger Agreement.

     On July 23, 1999, Parent advised the Company that it had received a commitment letter from Cerberus Capital Management, L.P., agreeing, subject to certain conditions, to finance the Offer, the Merger and the related fees and expenses (which letter was modified by the receipt of a second letter on July 30, 1999 from Cerberus Capital Management, L.P.).

     During the weeks of July 19, 1999 and July 26, 1999, Parent, the Company and their respective advisors negotiated the material terms of the definitive merger agreement, including representations and warranties, covenants, conditions to the Offer and the Merger, termination events, and termination fees.

     On Friday, July 30, 1999, the Company's Board of Directors convened a telephone meeting to review the status of the negotiations with Parent and the terms and conditions of the proposed transaction documents. At this meeting, members of the Company's senior management team gave a general overview of the transaction and representatives of Venture Law Group, a Professional Corporation, counsel to the Company, gave a summary of the then-current transaction documents. Following this discussion, representatives of Lehman advised the Company's Board of Directors regarding its financial analysis of the transaction and its terms and also reviewed the terms of Parent's financing commitment from Cerberus Capital Management, L.P. A full discussion among the members of the Company's Board of Directors regarding these presentations and the proposed transaction ensued. At the conclusion of this discussion, the Board concluded that it would reconvene the next day for further consideration of the transaction.

     On Saturday, July 31, 1999, the Company's Board of Directors reconvened to consider the proposed transaction with Parent. At this meeting, representatives of Venture Law Group and Lehman reviewed the terms of the transaction once again. In connection with these discussions, Lehman delivered its opinion that the consideration to be received by the Company's stockholders in the Offer and the Merger was fair to such stockholders from a financial point of view. Following a final review of the transaction, the Company's Board of Directors unanimously approved the form of Merger Agreement and directed the Company's management to proceed with the execution of the same. On that same day, the definitive Merger Agreement by and among the Company, Parent and Purchaser was executed.

     On the following Monday, August 2, 1999, the parties each issued a press release announcing the transaction, the text of which are attached hereto as Exhibits 7 and 8.

          (2) REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF
     DIRECTORS.

     In reaching its determinations referred to in Item 4(a)(1) above, the Company's Board of Directors considered the following factors, each of which, in the view of the Company's Board of Directors, supported these determinations:

          (i) the amount of consideration to be received by Stockholders in the Offer and the Merger pursuant to the Merger Agreement, as well as the fact that Stockholders would receive a cash payment with no financing contingency;

          (ii) the Company's prospects if it were to remain independent, including the risks inherent in remaining independent, and the prospects of the Company going forward as an independent company;

          (iii) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to Stockholders of these alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives;

          (iv) the current status of the market for biomedical devices for the treatment of defective, diseased, traumatized or aging human tissues, including the benefits of combining with a company so as to increase distribution capacity, add compatible product and service offerings, and add substantial financial resources;

          (v) the financial condition, historical results of operations and business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

          (vi) other historical information concerning the Company's business, prospects, financial performance and condition, operations, technology, management and competitive position;

          (vii) the fact that the $16.25 per Share price to be paid in the Offer and as the consideration in the Merger represents: a premium of approximately 21.9% over the 30-day trading average of $13.33 per share from July 30, 1999, a premium of approximately 20.1% over the 30-day trailing average of $13.53

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     per Share from July 28, 1999, and a premium of approximately 35.4% over the
     $12.00 per share closing sale price for the Shares on the Nasdaq National Market on July 30, 1999, and a premium of approximately 36.1% over the $11.94 closing sale price for the Shares on the Nasdaq National Market on July 28, 1999; a premium of approximately 45.3% over the $11.19 closing sale price per share for the Shares on the Nasdaq National Market on February 26, 1999 (the last trading day before the announcement of the Mentor offer); and a premium of approximately 47.8% over the 30-day trailing average of $10.99 per Share on February 26, 1999;

          (viii) current financial market conditions, and historical market prices, volatility and trading information with respect to the Common Stock of the Company, and the difficulty that a company with the capitalization of the Company has in obtaining analyst coverage;

          (ix) the perceived resistance of other potential acquirors to accept public relations, investor relations and/or business risk related to the Company's ongoing regulatory obligations and potential product liability from its former Lipomatrix breast implant business;

          (x) the opinion of Lehman, dated July 31, 1999, that as of such date, the proposed consideration to be received by holders of Shares in the Offer and Merger pursuant to the Merger Agreement was fair to Stockholders from a financial point of view. A copy of the Lehman opinion is attached to this
     Schedule 14D-9 as Annex B. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Lehman. In connection with delivering its opinion, Lehman advised the Company's Board of Directors at its meetings on July 30, and July 31, regarding various financial and other matters underlying such opinion;

          (xi) the high likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of Parent;

          (xii) the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations;

          (xiii) the results of the extensive investment banking process completed by Lehman and the Company over the past several months, which resulted in Parent offering the highest price for the Common Stock of the Company; and

          (xiv) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Superior Proposal (as defined in the Merger Agreement) to acquire the Company in the manner provided in the Merger Agreement, and the Company may terminate the Merger Agreement and accept such Superior Proposal subject to the Company's compliance with the terms of the Merger Agreement and the Company's obligation to pay the termination fee in the amount and in the manner described in the Merger Agreement.

     The Company's Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Company's Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above. The Company's Board of Directors recognized that, while the consummation of the Offer gives Stockholders the opportunity to realize a premium over the price at which the Shares were traded during the period prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for Stockholders to participate in the future growth and profits of the Company. The Company's Board of Directors believes that the loss of this opportunity was fully reflected in the Offer price of $16.25 per Share. The Company's Board of Directors recognized that there can be no assurance as to the level of growth or profits to be attained by the Company, if it remained independent, or by the corporation surviving the Merger in the future. It is expected that if the Shares are not purchased by Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Company's Board of Directors, will continue to manage the Company as an ongoing business.
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     THE FULL TEXT OF THE WRITTEN OPINION OF LEHMAN IS ATTACHED HERETO AS ANNEX
B. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY. SUCH OPINION IS DIRECTED TO THE COMPANY'S BOARD OF DIRECTORS IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER AGREEMENT AND ADDRESSES ONLY THE FAIRNESS (FROM A FINANCIAL POINT OF VIEW) OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SHARES IN THE OFFER AND THE MERGER PURSUANT TO THE MERGER AGREEMENT. SUCH OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER AND DOES NOT CONSTITUTE AN OPINION OR A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER OR HOW TO VOTE WITH RESPECT TO THE MERGER.

     IN LIGHT OF THE FACTORS SET FORTH ABOVE, THE COMPANY'S BOARD OF DIRECTORS RESOLVED UNANIMOUSLY TO APPROVE THE OFFER, THE MERGER, AND THE MERGER AGREEMENT, AND DETERMINED THAT THE TERMS OF THE OFFER, THE MERGER, AND THE MERGER AGREEMENT, ARE FAIR TO AND IN THE BEST INTERESTS OF, STOCKHOLDERS AND UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE PURCHASER.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     In connection with the Offer and other matters arising in connection therewith, Lehman has been retained as the exclusive financial advisor to the Company's Board of Directors.

     The Company's Board of Directors and the Company have a long-standing relationship with Lehman, which served as the Company's lead banker in its spin off of Cohesion Technologies, Inc. (the "Spin-Off") and also as its advisor in connection with potential corporate partners and acquirors. Lehman is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected Lehman as its financial advisor on the basis of its experience and expertise in transactions similar to the Offer and the Merger, its reputation in the biomedical and investment communities, and its knowledge of and familiarity with the Company resulting from the investment banking services it has previously provided to the Company.

     Pursuant to an engagement letter dated March 3, 1999 (the "Engagement Letter"), Lehman agreed to render financial advice and assistance to the Company in connection with a possible merger, sale or other strategic combination involving the Company (a "Transaction"), including advice and assistance with respect to defining objectives, performing valuation analysis, and structuring, planning and negotiating a Transaction. In addition, upon the Company's request, Lehman would render a financial opinion letter to the Company in accordance with Lehman's customary practice with respect to the consideration to be received in a Transaction. Pursuant to the Engagement Letter, the Company has agreed to pay Lehman the following fees: (i) a fee of $100,000 as a retainer, as reimbursement for time and efforts spent; (ii) upon delivery of the fairness opinion letter referred to above, a fee of $500,000; and (iii) upon consummation of a Transaction, a fee equal to 1.7% of the total consideration involved in the completed Transaction, less the $600,000 previously paid pursuant to (i) and
(ii) above.

     Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to Stockholders on behalf of the Company concerning the Offer and the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the best knowledge of the Company, no transactions in Shares have been effected during the past 60 days by the Company or any of its executive officers, directors or affiliates.

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

     (b) The Company has not been advised by its executive officers, directors and affiliates who own Shares, either directly or beneficially, whether they intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as described in Items 3 and 4 above, including as set forth in the Offer, to the knowledge of the Company no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (3) a tender offer for or other acquisition of securities by or of the Company, or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in clauses (1) through (4) of paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1   Form of Offer to Purchase, dated August 4, 1999
            (incorporated by reference to
            Exhibit (a)(1) to the Schedule 14D-1).
Exhibit 2   Form of Letter of Transmittal (incorporated by reference to
            Exhibit (a)(2) to the
            Schedule 14D-1).
Exhibit 3   Agreement and Plan of Merger, dated as of July 31, 1999,
            among Collagen Aesthetics, Inc., Inamed Corporation, and
            Inamed Acquisition Corporation (incorporated by reference to
            Exhibit (c)(1) to the Schedule 14D-1).
Exhibit 4   Letter to Stockholders of Collagen Aesthetics, Inc., dated
            August 5, 1999.*
Exhibit 5   Amended and Restated Preferred Share Rights Agreement dated as of May 6, 1999, between the Company and The Bank of New
            York as Rights Agent (incorporated by reference to the
            Company's Form 8-A/A filed on August 2, 1999).
Exhibit 6   Amendment to Preferred Share Rights Agreement dated as of
            July 30, 1999.
Exhibit 7   Text of Press Release issued by Inamed Corporation on August
            2, 1999 (incorporated by reference to Exhibit (a)(7) to the
            Schedule 14D-1).
Exhibit 8   Text of Press Release issued by Collagen Aesthetics, Inc. on
            August 2, 1999 (incorporated by reference to Exhibit (a)(8)
            to the Schedule 14D-1).
Exhibit 9   Confidentiality Agreement, dated as of April 23, 1999,
            between Inamed Corporation and Collagen Aesthetics, Inc.
            (incorporated by reference to Exhibit (c)(2) to the
            Schedule 14D-1).
Annex A     Information Statement.
Annex B     Opinion of Lehman Brothers Inc.

----------------

* Included with Schedule 14D-9 mailed to Stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          By: /s/ GARY S. PETERSMEYER

                                            ------------------------------------
                                            Gary S. Petersmeyer
                                            President & CEO

Dated: August 5, 1999

                                        9
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                                                                         ANNEX A

                           COLLAGEN AESTHETICS, INC.
                             1850 EMBARCADERO ROAD
                          PALO ALTO, CALIFORNIA 94303

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement (this "Statement") is being mailed on or about August 6, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Collagen Aesthetics, Inc., a Delaware corporation (the "Company", "Collagen Aesthetics" or "Collagen"), with respect to the tender offer by Inamed Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Inamed Corporation, a Delaware corporation ("Parent"), for shares of the Company's Common Stock, par value $.01 per share, together with the associated Preferred Share Purchase Rights (collectively, the "Common Stock"). Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9. This Statement is being furnished in connection with the possible election of persons designated by Parent to a majority of the seats on the Company's Board of Directors.

     The Merger Agreement provides that effective upon the purchase pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, Parent shall be entitled to designate the number of directors ("Parent Designees"), rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this sentence) and (ii) the percentage that the number of Shares beneficially owned by Parent (including Shares accepted for payment) bears to the total number of Shares outstanding; and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, if requested by Parent, the Company will also use its best efforts to cause individual directors designated by Parent to constitute the same percentage (rounded up to the next whole number) as such individuals represent on the Board of Directors of (i) each committee of the Board of Directors other than any committee of the Board established to take action under the Merger Agreement and
(ii) each board of directors of each subsidiary of the Company (and each committee thereof). Notwithstanding the foregoing, the Company shall use its reasonable best efforts to ensure that at least one member of the Company's Board of Directors as of the date of the Merger Agreement who is not an employee of the Company shall remain a member of the Board of Directors until the Effective Time.

     It is expected that the Parent Designees may assume office at any time following the purchase by Parent of Shares pursuant to the Offer, which purchase may not occur earlier than August 31, 1999, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

PARENT'S DESIGNEES

     Any director or executive officer of Parent listed in Schedule I to the Offer to Purchase may be designated by Parent as a Parent Designee. The information with respect to the Parent Designees has been designated by Parent for inclusion herein and is incorporated herein by reference from Schedule I to the Offer to Purchase.

     Parent has advised the Company that each of the individuals listed in
Schedule I of the Offer to Purchase has consented to act as a director, if so designated. Parent has also advised the Company that, to the best knowledge of Parent or Purchaser, none of such individuals (i) currently is a director of, or holds, any position with, the Company, (ii) beneficially owns any equity securities, or rights to acquire any equity securities, of the Company (except as disclosed in the Offer to Purchase) or (iii) has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission. It is expected that the Parent Designees may assume office at any time following the purchase by Parent or Purchaser (as applicable) of the number of Shares pursuant to the Offer that satisfies the Minimum Condition, which purchases cannot occur earlier than August 31, 1999.

        CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF COLLAGEN AESTHETICS

     The directors and executive officers of Collagen Aesthetics and their ages as of September 6, 1999 are as follows:

NAME                              AGE                           POSITION
----                              ---                           --------
Gary S. Petersmeyer.............  52    President, Chief Executive Officer, Chief Operating
                                        Officer and Director
Michael A. Bates................  41    Vice President, Finance and Chief Financial Officer
William R. Dimmer...............  55    Vice President, Human Resources and Administrative
                                        Services
Charlene A. Friedman............  42    Vice President, Legal and Regulatory Affairs, General
                                        Counsel and Assistant Secretary
Dawn McGuire....................  45    Vice President, Medical Affairs
Rebecca A. Stirn................  46    Vice President, North American Sales and Marketing
Anne L. Bakar(1)(2).............  42    Director
William G. Davis(1)(2)..........  66    Director
Gerald S. Lazarus, M.D.(1)(2)...  60    Director

---------------
(1) Member of the Human Resources Committee of the Board of Directors.

(2) Member of the Audit Committee of the Board of Directors.

     Mr. Petersmeyer joined Collagen as President, Chief Operating Officer and Director in February 1995. In February 1997, Mr. Petersmeyer became Collagen's Chief Executive Officer. Prior to joining Collagen, Mr. Petersmeyer was employed by Syntex Corporation, a pharmaceutical manufacturer ("Syntex"), from 1991 to January 1995, where he served as Vice President of Managed Health Care from March 1993 to January 1995, as well as serving at various times as National Sales Director and Director of Corporate Development. From 1986 to 1990, he served as President and Chief Executive Officer of Beta Phase, Inc., a medical device manufacturer, and from 1982 to 1986 he was the Executive Vice President and General Manager, Ophthalmic Products Division, of CooperVision, Inc., a manufacturer and distributor of ophthalmic products ("CooperVision"). Mr. Petersmeyer is also a director of Cardiometrics, Inc. Mr. Petersmeyer holds a B.A. from Stanford University and an M.A. and M.B.A. from Harvard University.

     Mr. Bates joined Collagen as Vice President, Finance and Chief Financial Officer in December 1998. From 1995 to October 1998, Mr. Bates served Penederm Inc., a dermatology pharmaceutical company, in a variety of financial management positions, the most recent of which was Vice President of Finance and Administration and CFO. In 1994, Mr. Bates served as Vice President, Finance and Administration for De Novo, Inc., a dermatological research and development company, and in 1993, Mr. Bates served as Director of Finance and Controller for Pharmetrix Corporation, a drug delivery company. From 1988 to 1994, Mr. Bates served in various financial management positions with Tandem Computers, a computer manufacturer. From 1981 to 1988, Mr. Bates held various positions with Deloitte & Touche, an independent public accounting firm. Mr. Bates holds a B.S. from the University of California, Hayward and an M.B.A. in Finance from the University of California, Berkeley. Mr. Bates is a Certified Public Accountant.

     Mr. Dimmer joined Collagen as Vice President, Human Resources and Administrative Services in July 1999. Prior to joining Collagen, Mr. Dimmer was Principal/Consultant for PRAGMA International, a management consulting firm, from 1994 to 1998. From 1991 to 1994 he was Vice President of Human Resources for JAMONT, S.A., a paper products firm. Mr. Dimmer was Director of Human Resources for Syntex from 1982 to 1991. Prior to joining Syntex, Mr. Dimmer was the Managing Director/Principal Consultant for W.R. Dimmer & Associates (1980-1982), a consulting firm, and Associate Director/Senior Consultant for Kaiser Permanente Medical Care (1972-1980), a health maintenance organization
(HMO). Mr. Dimmer holds a B.A. and M.A. from Western Michigan University.

     Ms. Friedman joined Collagen as General Counsel and Assistant Secretary in February 1996. She is now Collagen's Vice President, Legal and Regulatory Affairs, General Counsel, and Assistant Secretary. Prior to joining Collagen, Ms. Friedman practiced law for thirteen years, representing corporate and individual clients in the litigation of products liability, commercial and general liability cases. Ms. Friedman joined Collagen from the law firm of Lillick and Charles in San Francisco. From 1993 to 1995, she practiced with Warner & Stackpole in Boston. Ms. Friedman practiced at Murphy, DeMarco & O'Neill in Boston from 1983 through 1993. She is a member of the California and Massachusetts bars. Ms. Friedman holds a B.A. from Tufts University and a J.D. from Northeastern University School of Law.

     Dr. McGuire joined Collagen as Vice President, Medical Affairs in May 1999. Prior to joining Collagen, Dr. McGuire was Vice President of Clinical Research and Medical Affairs at Elan Pharmaceuticals, formerly Neurex Corporation, an acute care and neurologic therapeutics company, from 1995 until 1997. From 1994 until 1995, Dr. McGuire was Associate Director, Medical Research at Syntex. Dr. McGuire is Assistant Clinical Professor of Neurology and Medicine at University of California at San Francisco (UCSF) Medical Center, and a member of the Board of Directors of the Ischemia Research and Education Foundation. Dr. McGuire holds a B.S. from Princeton University and received her Doctorate in Medicine from Columbia University, College of Physicians and Surgeons.

     Ms. Stirn joined Collagen as Vice President, Global Marketing Strategy in January 1996. Prior to joining Collagen, Ms. Stirn provided consulting services to Collagen from March 1995 to December 1995. From January 1988 to February 1995, Ms. Stirn consulted and served on the board of directors for several non-profit institutions. From September 1986 to December 1987, Ms. Stirn served as Vice President of Marketing at CEMAX, Inc., a customized head and face implant manufacturer. From June 1981 to October 1989, Ms. Stirn was employed by CooperVision where she served as Vice President of Marketing, Optics Division and in various other positions in the Marketing department. Ms. Stirn holds a B.A. in economics from Smith College and an MBA from Stanford Graduate School of Business. She is currently serving as a Director of Safeway, Inc.

     Ms. Bakar has been President and Chief Executive Officer of Telecare Corporation, the largest private provider of psychiatric services in the state of California, since 1987. Previously, Ms. Bakar spent seven years in the investment banking industry. Ms. Bakar holds a B.A. from the University of California at Berkeley.

     Mr. Davis was associated with Eli Lilly and Company, a large pharmaceutical manufacturer and medical products supplier, from 1957 to 1984. He served there as Executive Vice President, Eli Lilly International Corporation, from 1972 to 1975, Executive Vice President, Pharmaceutical Division, from 1975 to 1982 and President, Medical Instrument Systems Division, from 1982 until his retirement in 1984. Mr. Davis is also a director of Radiance Medical Systems, Inc.

     Dr. Lazarus is an Adjunct Professor of Dermatology at UCSF, a Fellow at Institute of Health Policy Studies, UCSF and a Professor at Peking Union Medical College in Beijing, China. From 1993 to 1997, Dr. Lazarus served as Dean Emeritus of the School of Medicine at the University of California, Davis and Professor in the Departments of Dermatology and Biological Chemistry. Prior to that time, Dr. Lazarus' career included the Harvard Medical School, the University of Cambridge (England), the Montefiore Hospital and Medical Center and Distinguished Professor and Chairman of Dermatology at both Duke University Medical Center and the University of Pennsylvania School of Medicine. Dr. Lazarus holds a B.S. from Colby College, an M.D. from George Washington University, and an M.A. from University of Pennsylvania, Philadelphia.

CORPORATE GOVERNANCE

     The Board of Directors of the Company held a total of twenty-two meetings during the fiscal year ended June 30, 1999, including meetings held by conference telephone call. The Board of Directors has an Audit Committee and a Human Resources Committee. There is no committee performing the functions of a nominating committee.

     The Audit Committee recommends engagement of the Company's independent auditors, reviews the scope of the audit, considers comments made by the independent auditors with respect to the Company's internal control structure, including systems, procedures and internal accounting controls and the consideration given thereto by management, and reviews the Company's internal control structure, including systems, procedures and internal accounting controls, with the Company's financial and accounting staff. This Committee consisted of directors Bakar and former director Fulton Collins as of the beginning of the most recent fiscal year. Following Mr. Collins' resignation on March 7, 1999, directors Davis and Lazarus were appointed to the Audit Committee effective May 7, 1999. The Audit Committee held one meeting during fiscal 1999.

     The Human Resources Committee provides guidance and commentary for all corporate compensation, benefits, perquisite and employee (and director) equity programs. It reviews and makes recommendations to the Board of Directors regarding such matters as the Company's compensation of its officers, all employee equity plans and individual equity grants and bonus plans and bonus payments. The Committee is also empowered to approve and modify individual equity grants. This Committee consisted of directors Davis and Bakar and former director Reid W. Dennis (who resigned from the Board in August 1998 in connection with the Spin-Off). Following Mr. Dennis' resignation, the Human Resources Committee continued forward with directors Bakar and Davis until May 7, 1999, when director Lazarus was also appointed. The Human Resources Committee held five meetings during fiscal 1999.

     No incumbent director attended fewer than 75% of the aggregate number of meetings held while such director was a member of the Board of Directors and of the committees, if any, upon which such director served during fiscal 1999.

COMPENSATION OF DIRECTORS

     The Company currently pays each director who is not an employee (currently three persons) a monthly retainer of $1,000, a fee of $1,000 for each meeting of the Board of Directors attended by such director, a fee of $250 for each telephonic meeting of the Board of Directors in which such director participates and a fee of $500 for each committee meeting attended by such director on a date not coinciding with a meeting of the Board of Directors. Prior to August 18, 1998, each nonemployee director participated in the Company's 1990 Directors' Stock Option Plan, pursuant to which nonemployee directors are automatically granted options to purchase shares of Common Stock of the Company on the terms and conditions set forth in such plan. On July 1, 1997, each of the Company's nonemployee directors on such date were granted a 3,000 share option at an exercise price of $19.25 per share, all pursuant to the terms of the Company's 1990 Directors' Stock Option Plan. On July 1, 1998, each of the Company's nonemployee directors on such date were granted a 3,000 share option at an exercise price of $18.09 per share pursuant to the Company's 1990 Directors' Stock Option Plan. On August 12, 1998 Messrs. Collins and Lazarus were each granted a 15,000 share option at an exercise price of $18.88 per share. In connection with the Spin-Off, this price was adjusted to $13.40. This adjusted price was determined in accordance with the Emerging Issues Task Force Issue 90-9 as agreed upon by the Company's Board. On August 18, 1998, the 1998 Directors' Stock Option Plan took effect and, as described under the heading "Proposal No. 5: Adoption of the Company 1998 Directors' Stock Option Plan" in the Company's Proxy Statement for its Special Meeting of Stockholders held August 12, 1998, each nonemployee director has been granted options to purchase shares of the Company's Common Stock on the terms and conditions set forth therein.

                    REPORT OF THE HUMAN RESOURCES COMMITTEE

GENERAL

     The Human Resources Committee of the Board of Directors (the "Committee") is currently comprised of directors Bakar, Davis and Lazarus. The Committee oversees the administration of the Company's benefits and compensation plans, reviews corporate human resources programs and establishes policies governing the annual compensation of the executive officers of the Company. The Committee is also empowered to approve and modify individual equity grants. The following is a report submitted by the Committee members in their capacity as the Board's Human Resources Committee, addressing the Company's compensation policy as it related to the Company's executive officers for fiscal 1999.

COMPENSATION OF EXECUTIVE OFFICERS

     The goal of the Company's executive compensation policy is to ensure that an appropriate relationship exists between executive pay and the creation of stockholder value, while at the same time motivating and retaining key employees. To achieve this goal, the Company's executive compensation policies integrate annual base compensation, bonuses based on corporate performance and stock option grants. All executive officers, as well as senior-level managerial and technical employees, are eligible for and participate in these compensation plans.

     SALARY

     The Committee evaluates the performance and sets the salary of the Company's Chief Executive Officer, Gary S. Petersmeyer, on an annual basis. Mr. Petersmeyer evaluates the performance of all other executive officers and recommends salary adjustments which are reviewed and approved by the Committee. Survey data is drawn from comparable companies participating in medical device, biotechnology, and/or pharmaceutical executive compensation surveys, several of which are included in the peer group index in the Company's Performance Graph. Within this framework, executive salaries are determined based on individual performance, level of responsibility, the Company's overall salary structure and the financial condition of the Company. The Company's compensation policy is designed to maintain executive officer base salaries within a range approximating the median of such salary data for like characteristics.

     BONUSES

     The Company seeks to provide annual incentives and rewards to executives who make contributions of outstanding value, contingent upon the performance of the Company as a whole. The Company's annual bonus program is funded by the attainment of a specific operating goal, with individual payouts based on performance relative to both additional corporate objectives and specific objectives for each executive's functional area of responsibility. The operating goal and the corporate objectives are recommended by the Chief Executive Officer and approved by the Committee and the full Board of Directors. Both the target amount and potential range of bonuses available to executive officers are set annually by the Committee. Bonus awards are weighted so that high-end bonuses are available when the Company's performance exceeds corporate target, up to a defined maximum, and proportionally smaller or no awards are made when the Company does not meet corporate targets.

     STOCK OPTIONS

     The Committee believes that equity ownership provides significant additional motivation to executives to maximize value for the Company's stockholders, and therefore approves both annual and periodic grants of stock options under the Company's 1994 Stock Option Plan. The Company's primary option grants are generally approved on an annual basis largely in recognition of individual performance during the fiscal year. The amounts of the annual grants are determined relative to guidelines derived from an industry survey of executive stock compensation provided by an outside consultant. In determining individual grants, the Committee also considers individual performance, current stock option holdings and grants to others within the Company. Additional grants may be given during the fiscal year in recognition of promotions or exemplary performance achievements. Stock options are granted at the prevailing market price and will only have value if the Company's stock price increases over the exercise price. The Committee believes that the performance-based value of stock options serves to align the interests of executive officers closely with those of other stockholders. In accordance with this philosophy, the Company does not have a discounted option or restricted stock program for its executive officers. In addition to providing an opportunity for increased equity ownership, stock options also create an incentive for officers and key employees to remain with the Company for the long term, as such options become exercisable over time for so long as the officer or key employee continues his or her employment relationship with the Company.

     DEDUCTIBILITY OF EXECUTIVE COMPENSATION

     The Committee has considered the impact of Section 162(m) of the Internal Revenue Code, which disallows a deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for the Chief Executive Officer and the four other most highly compensated executive officers, unless such compensation meets the requirements for the "performance-based" exception to the general rule. Since the cash compensation paid by the Company to each of its executive officers is expected to be well below $1 million and the Committee believes that options granted under the 1994 Stock Option Plan will meet the requirements for qualifying as performance-based, the Committee believes that this section will not affect the tax deductions available to the Company. It is the Committee's policy to qualify, to the extent reasonable, the executive officers' compensation for deductibility under applicable tax law.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

     During fiscal 1999, the compensation of Gary S. Petersmeyer, the Chief Executive Officer of the Company, consisted of base salary and a bonus. Mr. Petersmeyer did not participate in any decisions related to his compensation. Mr. Petersmeyer's annual base salary was increased from $309,040 to $323,642 at the end of fiscal 1998 and he was granted an option to purchase 100,000 shares of Common Stock at an exercise price of $9.8440 per share, the fair market value of the Company's Common Stock on the date of grant. In addition, options which Mr. Petersmeyer held for 60,000 shares were repriced and subjected to new vesting effective December 15, 1998, as described in the table included in this Annex A entitled "Ten Year Option Repricings" (the "Repricing Table"). As of the date of filing of the Schedule 14D-9 to which this is attached, the Committee has not yet completed its compensation review for fiscal year-end 1999.

REPRICING OF OPTIONS

     In order to reincentivize its employees, the Human Resources Committee approved an option repricing program in December 1998 pursuant to which employees could surrender options granted by the Company having exercise prices greater than $14.50 per share and receive in the place of such surrendered options new options having an exercise price of $8.875 per share, the fair market value of the Common Stock on the date the Human Resources Committee approved the repricing and replacement grants. The new options issued pursuant to this repricing program were unvested and subject to the same vesting schedule as the surrendered options. The Repricing Table sets forth certain information as of June 30, 1999 with respect to the repricing of stock options held by the Company's executive officers during the last ten completed fiscal years.

     SUBMITTED BY THE HUMAN RESOURCES COMMITTEE OF THE BOARD OF DIRECTORS

                                          Anne L. Bakar
                                          William G. Davis
                                          Gerald S. Lazarus

HUMAN RESOURCES COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. The members of the Human Resource Committee of the Company's Board are currently directors Bakar, Davis and Lazarus, none of the members of the Human Resources Committee has at any time been an officer or employee of the Company or any subsidiary of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of the Company's Common Stock as of July 1, 1999 as to (i) each person who is known by the Company to beneficially own more than five percent of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the executive officers named in the Summary Compensation Table of this Statement and (iv) all directors and executive officers as a group.

NAME(1)                                                        NUMBER      PERCENT(2)
-------                                                       ---------    ----------
Heartland Advisors, Inc.(3).................................  1,300,400      15.13%
  75 State Street
  Boston, MA 02109
Wellington Management Company(4)............................  1,153,300      13.42%
  75 State Street
  Boston, MA 02109
Dimensional Fund Advisors, Inc.(5)..........................    564,850       6.57%
  790 North Milwaukee Street
  Milwaukee, WI 53202
Gary S. Petersmeyer.........................................    372,573       4.16%
Michael A. Bates............................................     52,500       0.61%
William R. Dimmer...........................................     40,759       0.47%
Charlene A. Friedman........................................     54,500       0.63%
Dawn McGuire................................................     50,000       0.58%
Rebecca A. Stirn............................................     62,339       0.72%
Anne L. Bakar...............................................     33,000       0.38%
William G. Davis............................................     37,000       0.43%
Gerald S. Lazarus...........................................     18,000       0.21%
All directors and officers as a group (9 persons)...........    720,671       7.74%

---------------
(1) To the Company's knowledge, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table. Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days after June 30, 1999 are deemed outstanding. Given the provisions of the Merger Agreement regarding the payment of cash for all vested and unvested options, all options have been treated as currently exercisable. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2) As of July 1, 1999, 8,592,359 shares were issued and outstanding.

(3) This information is based solely on the information contained in Schedule 13G filed by Heartland Advisors, Inc. on January 19, 1999.

(4) This information is based solely on the information contained in Schedule 13G filed by Vanguard Specialized Portfolio on February 10, 1999.

(5) This information is based solely on the information contained in Schedule 13G filed by Dimension Fund Advisors, Inc. on February 11, 1999.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

     The following table illustrates the compensation for the preceding three fiscal years received from the Company by (a) the individual who served as the Company's Chief Executive Officer during the fiscal year ended June 30, 1999 and
(b) the four other most highly compensated individuals who served as an executive officer of the Company during the fiscal year ended June 30, 1999 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                      COMPENSATION
                                                                         AWARDS
                                                                      ------------
                                          ANNUAL COMPENSATION          SECURITIES      ALL OTHER
                                     -----------------------------     UNDERLYING     COMPENSATION
    NAME AND PRINCIPAL POSITION      YEAR    SALARY($)    BONUS($)     OPTIONS(#)         ($)
    ---------------------------      ----    ---------    --------    ------------    ------------
Gary S. Petersmeyer................  1999    $323,642          (2)      160,000
  President, Chief Executive
     Officer                         1998    $309,040     $138,376       35,000         $ 3,254
  and Director                       1997    $262,777     $108,000      150,000         $ 2,238
Rebecca A. Stirn...................  1999    $171,385          (2)        50,000
  Vice President, North American     1998    $155,478     $ 54,092        6,500
  Sales and Marketing                1997    $149,989     $ 42,014        3,000
Charlene A. Friedman...............  1999    $161,146          (2)        43,000
  Vice President, Legal and
     Regulatory                      1998    $143,477     $ 49,734        7,500
  Affairs, General Counsel and       1997    $131,514     $ 36,960        4,000
  Assistant Secretary
William R. Dimmer(1)...............  1999    $155,004          (2)        40,000
  Vice President, Human Resources &
     Administrative Services
Michael A. Bates(1)................  1999    $ 82,600          (2)        50,000
  Vice President, Finance and Chief
     Financial Officer

---------------
(1) Mr. Dimmer and Mr. Bates joined the Company in July 1998 and December 1998, respectively.

(2) Not determined as of August 5, 1999.

STOCK OPTION GRANTS IN FISCAL YEAR 1999

     The following table sets forth information for the Named Executive Officers with respect to grants of options to purchase Common Stock of the Company made during the fiscal year ended June 30, 1999.

                       STOCK OPTION GRANTS IN FISCAL 1999

                             INDIVIDUAL GRANTS (1)

                                                                                             POTENTIAL REALIZABLE VALUE
                                                                                               AT ASSUMED ANNUAL RATES
                              NUMBER                                                               OF STOCK PRICE
                           OF SECURITIES      % OF TOTAL                                             FOR 10 YEAR
                            UNDERLYING      OPTIONS GRANTED                                        OPTION TERM(3)
                              OPTIONS        TO EMPLOYEES      EXERCISE PRICE   EXPIRATION   ---------------------------
                              GRANTED      IN FISCAL YEAR(2)      $/SHARE          DATE          5%             10%
                           -------------   -----------------   --------------   ----------   -----------   -------------
Gary S. Petersmeyer......     100,000            17.32%           $9.8440         9/23/08     $619,084      $1,568,880
                               60,000            10.39%           $8.8750        12/15/08     $334,886      $  848,668
Rebecca A. Stirn.........      25,000             4.33%           $9.8440         9/23/08     $154,771      $  392,220
                               25,000             4.33%           $8.8750        12/15/08     $139,533      $  353,611
Charlene A. Friedman.....      25,000             4.33%           $9.8440         9/23/08     $154,771      $  353,611
                               18,000             3.12%           $8.8750        12/15/08     $ 94,299      $  254,600
William R. Dimmer........      20,000             3.46%           $9.8440         9/23/08     $123,817      $  313,776
Michael A. Bates.........      50,000             8.66%           $8.6250        12/28/08     $271,211      $  667,301

---------------
(1) Consist of stock options granted pursuant to the Company's stock option plans, which generally become exercisable at a rate of two percent of the shares subject to the option per month for 50 months as long as the optionee remains an employee with, consultant to or director of the Company. The maximum term of each option granted is ten years from the date of grant. The exercise price is equal to the fair market value of the stock on the grant date.

(2) Out of a total of 577,367 options granted to employees during the last fiscal year to purchase Company common stock.

(3) These amounts represent certain assumed rates of appreciation for a given exercise price only.

                           TEN-YEAR OPTION REPRICINGS

                                                   NUMBER OF                      EXERCISE                  LENGTH OF
                                                  SECURITIES        MARKET        PRICE AT                   ORIGINAL
                                                  UNDERLYING       PRICE OF       TIME OF                  OPTION TERM
                                                 OPTIONS/SAR'S     STOCK AT      REPRICING       NEW       REMAINING AT
                                                  REPRICED OR      TIME OF           OR        EXERCISE      DATE OF
                                                    AMENDED      REPRICING OR    AMENDMENT      PRICE      REPRICING OR
     NAME AND PRINCIPAL POSITION         DATE         (#)        AMENDMENT($)       ($)          ($)        AMENDMENT
     ---------------------------       --------  -------------   ------------   ------------   --------   --------------
Gary S. Petersmeyer..................  12/15/98     16,500          $8.875        $ 17.75       $8.875    6 yrs, 57 days
                                       12/15/98     43,500          $8.875        $ 17.75       $8.875    6 yrs, 57 days
Rebecca A. Stirn.....................  12/15/98     20,000          $8.875        $14.555       $8.875    7 yrs, 56 days
                                       12/15/98      5,000          $8.875        $14.555       $8.875    7 yrs, 56 days
Charlene A. Friedman.................  12/15/98     16,894          $8.875        $14.555       $8.875    7 yrs, 56 days
                                       12/15/98      1,106          $8.875        $14.555       $8.875    7 yrs, 56 days

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1999 AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth information for the Named Executive Officers with respect to exercises of options to purchase Common Stock of the Company for the fiscal year ended June 30, 1999, as well as fiscal year-end option values.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                          VALUE OF UNEXERCISED
                                                                  NUMBER OF SECURITIES    IN-THE-MONEY OPTIONS
                                                                 UNDERLYING UNEXERCISED            AT
                                                                   OPTIONS AT FISCAL        FISCAL YEAR-END
                                     SHARES                           YEAR-END(#)            (EXERCISABLE/
                                   ACQUIRED ON       VALUE           (EXERCISABLE/           UNEXERCISABLE)
              NAME                 EXCHANGE(#)   REINVESTED($)       UNEXERCISABLE)              ($)(1)
              ----                 -----------   -------------   ----------------------   --------------------
Gary S. Petersmeyer..............         --             --         151,800/218,200        $188,283/$612,575
Rebecca A. Stirn.................         --             --           12,401/47,099         $39,150/$193,117
Charlene A. Friedman.............         --             --           12,620/41,880         $36,413/$163,847
William R. Dimmer................         --             --            8,400/31,600          $19,143/$80,150
Michael A. Bates.................         --             --            6,000/44,000         $30,750/$225,500

---------------
(1) The fair market value of the Company's Common Stock at the close of business on June 30, 1999 was $13.75 per share.

                               PERFORMANCE GRAPH

     The following graph summarizes cumulative total stockholder return data (assuming reinvestment of dividends) for the five year period ending June 30, 1999. The graph assumes that $100 was invested (i) on June 30, 1994 in the Common Stock of Collagen Corporation at a price per share of $18.75, (ii) on June 30, 1994 in NASDAQ Market Index, and (iii) on June 30, 1994 in Standard & Poor's Health Care (Medical Products & Supplies) Index. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

                 COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
                        AMONG COLLAGEN AESTHETICS, INC.,
                      THE NASDAQ STOCK MARKET (U.S.) INDEX
         AND THE S & P HEALTH CARE (MEDICAL PRODUCTS & SUPPLIES) INDEX
COLLAGEN AESTHETICS, INC. PERFORMANCE GRAPH

                                                                                                            S & P HEALTH CARE
                                                        COLLAGEN                  NASDAQ STOCK              (MEDICAL PRODUCTS
                                                    AESTHETICS, INC.              MARKET (U.S.)                & SUPPLIES)
                                                    ----------------              -------------             -----------------
6/94                                                     100.00                      100.00                      100.00
6/95                                                      92.00                      133.00                      153.00
6/96                                                     104.00                      171.00                      202.00
6/97                                                      96.00                      208.00                      267.00
6/98                                                     100.00                      274.00                      357.00
6/99                                                     106.00                      393.00                      425.00

     Except as described above, to date, the Company has made no loans to officers, directors, principal stockholders or other affiliates or other than advances of reimbursable expenses. All future transactions, including loans (if any), between the Company and its officers, directors and principal stockholders and their affiliates will be approved by a majority of the Company's Board of Directors, including a majority of the independent and disinterested outside directors of the Board of Directors, and will be on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

     The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and holders of more than ten percent of the Company's Common Stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge and based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended June 30, 1999, the Company's officers, directors and holders of more than ten percent of the Company's Common Stock complied with all Section 16(a) filing requirements.

                                LEHMAN BROTHERS

Board of Directors
Collagen Aesthetics, Inc.
1850 Embercadero Road
Palo Alto, CA 94303

July 31, 1999

Members of the Board:

     We understand that Collagen Aesthetics, Inc. ("Collagen" or the "Company") is proposing to enter into an agreement with Inamed Corporation ("Inamed" or the "Acquiror") which provides for Inamed to purchase all the outstanding shares of Collagen for $16.25 per share in cash (the "Proposed Transactions"). The terms and conditions of the Transaction are set forth in more detail in the Agreement and Plan of Merger dated July 31, 1999 between Inamed and the Company (the "Agreement").

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) such other publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended June 30, 1998, Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and unaudited financial statements for the fiscal year ended June 30, 1999,
(3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) a trading history of the Company's common stock from August, 1998 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant, and (7) the results of our efforts to solicit indications of interest from third parties with respect to a purchase of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not

                                LEHMAN BROTHERS

    555 CALIFORNIA STREET 30TH FLOOR SAN FRANCISCO CA 94104 TELEPHONE (415)
                       274-5200 FACSIMILE (415) 274-5381

Collagen Anesthetics
July 31, 1999
Page 2 of 2

made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past (including in connection with the spin-off of Cohesion Technologies, Inc.) and have received customary fees for such services. In the ordinary course of our business, we actively trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS

                                          By:       /s/ TED B. BRECK

                                            ------------------------------------
                                            Managing Director

                                LEHMAN BROTHERS

    555 CALIFORNIA STREET 30TH FLOOR SAN FRANCISCO CA 94104 TELEPHONE (415)
                       274-5200 FACSIMILE (415) 274-5381

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER                            EXHIBIT NAME
 -------                            ------------
Exhibit 1   Form of Offer to Purchase, dated August 4, 1999
            (incorporated by reference to
            Exhibit (a)(1) to the Schedule 14D-1).
Exhibit 2   Form of Letter of Transmittal (incorporated by reference to
            Exhibit (a)(2) to the
            Schedule 14D-1).
Exhibit 3   Agreement and Plan of Merger, dated as of July 31, 1999,
            among Collagen Aesthetics, Inc., Inamed Corporation, and
            Inamed Acquisition Corporation (incorporated by reference to
            Exhibit (c)(1) to the Schedule 14D-1).
Exhibit 4   Letter to Stockholders of Collagen Aesthetics, Inc., dated
            August 5, 1999.*
Exhibit 5   Amended and Restated Preferred Share Rights Agreement dated as of May 6, 1999, between the Company and The Bank of New
            York as Rights Agent (incorporated by reference to the
            Company's Form 8-A/A filed on August 2, 1999).
Exhibit 6   Amendment to Preferred Share Rights Agreement dated as of
            July 30, 1999.
Exhibit 7   Text of Press Release issued by Inamed Corporation on August
            2, 1999 (incorporated by reference to Exhibit (a)(7) to the
            Schedule 14D-1).
Exhibit 8   Text of Press Release issued by Collagen Aesthetics, Inc. on
            August 2, 1999 (incorporated by reference to Exhibit (a)(8)
            to the Schedule 14D-1).
Exhibit 9   Confidentiality Agreement, dated as of April 23, 1999,
            between Inamed Corporation and Collagen Aesthetics, Inc.
            (incorporated by reference to Exhibit (c)(2) to the
            Schedule 14D-1).
Annex A     Information Statement.
Annex B     Opinion of Lehman Brothers Inc.

----------------

* Included with Schedule 14D-9 mailed to Stockholders.